SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

THIRD QUARTER OF 2012

RESULTS

(A free translation from the original in Portuguese)

Rio de Janeiro – October 26, 2012 – Petrobras today announces its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB.

Consolidated net income attributable to the shareholders of Petrobras reached R$5,567 million in the 3Q-2012 and R$13,435 million in Jan-Sep/2012. The EBITDA reached R$14,375 million in the 3Q-2012, a 36 % increase compared to the previous quarter, and reached R$41,495 million in Jan-Sep/2012.

Highlights

R$ million
					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)

5,567	(1,346)	514	6,336	Consolidated net income/(loss) attributable to the shareholders of Petrobras	13,435	28,264	(52)
2,523	2,579	(2)	2,581	Total domestic and international oil and natural gas production (mbbl/d)	2,592	2,605	-
14,375	10,599	36	16,429	EBITDA	41,495	48,194	(14)
273,754	242,900	13	262,546	Market capitalization (Parent Company)	273,754	262,546	4

The Company’s 3Q-2012 net income was R$5,567 million, mainly as a result of:

•         Upward adjustment in the domestic prices of gasoline and diesel in June and July 2012.

•         Improvement of refining performance indicators, reaching 98% of utilization of nominal capacity and 2% increase of feedstock processed, maximizing diesel production, with a view to decrease the need for imports.

•         The exchange variation did not impact our financial expenses significantly as in the previous quarter, since the exchange rate remained flat.

•         Lower expenses related to write-offs of dry or sub-commercial wells.

•         Crude oil production decreased primarily due to maintenance stoppages. This effect was partially offset by lower operational losses and by the benefits generated by the Operational Efficiency Increase Program (Programa de Aumento da  Eficiência Operacional – PROEF) in the Campos Basin operational unit.

•         Production start-up of the Chinook deep water field in the Gulf of Mexico in September 2012, and of the Baleia Azul field in the pre-salt layer of the Campos Basin.

•         Higher operational costs generated by personnel expenses arising from the 2012 Collective Bargaining Agreement as well as maintenance expenses.

Comments from the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

We recorded net income of R$5,567 million in the 3Q-2012. The reversal over the previous quarter was due to the gasoline and diesel price increases in June and July, the upturn in diesel output in our refineries, reduced expenses from write-offs of dry or sub-commercial wells, and greater exchange rate stability. Although our results were, to a certain extent, an improvement, we continue working with persistence and focus to recover profitability and improve our performance. In this context, we presented the status of the Operating Costs Optimization Program (Procop). We have mapped opportunities in various operational macro-processes, which are currently being quantified and will be disclosed next December.

We are directing our best efforts towards developing production. Nevertheless, oil output fell this quarter due to longer-than-planned operational stoppages, especially in September. These stoppages are absolutely necessary to ensure operational safety and the sustainable recovery in production. However, we are confident that the results of the Increasing Operational Efficiency Program (PROEF) and the ramp-up of new production systems will help keep output stable in 2012 (variation of +/- 2%). PROEF’s first results in the Campos Basin Operating Unit (UO-BC) are highly encouraging – the program, launched in April this year, has already increased oil production by an average of 16,700 bpd  in the year. In November, we will launch PROEF in the Rio Operating Unit and we are confident the results will be as positive as they were in the UO-BC.

We continued to record excellent levels of operational efficiency in the refining segment, where capacity utilization reached 98% and diesel output moved up. We also reached an important milestone in the modernization of our refinery installations with the operational start-up of Repar’s coking unit and hydrotreater.

We also continued with our funding program for the Business and Management Plan (PNG). In an operation concluded at the beginning of October and characterized by strong demand, we tapped into the EUR and GBP markets for the second time, raising the equivalent of U.S.$3.3 billion for up to 11 years, at extremely attractive rates. At this point, I would just like to reemphasize that I will be closely monitoring the liquidity and leverage limits established by our Board of Directors, which are essential vectors for ensuring the financeability of the PNG.

We are very proud to have been included in the world’s most important sustainability index, the Dow Jones Sustainability Index (DJSI), for the seventh consecutive year, reaffirming our commitment to aligning integrated growth and sustainable development. Finally, I would like to reiterate that we are acting in a very determined, objective and pragmatic manner and I am absolutely certain that Petrobras will achieve the high level of competitiveness needed to ensure consistent returns for our shareholders in the coming years.

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)

73,793	68,047	8	63,554	Sales revenues	207,974	178,919	16
18,086	16,015	13	20,068	Gross profit	54,345	59,931	(9)
8,600	5,282	63	12,153	Net income before financial results and income taxes	25,653	36,353	(29)
(569)	(6,407)	91	(5,227)	Financial income (expenses), net	(6,511)	(278)
5,567	(1,346)	514	6,336	Consolidated net income/(loss) attributable to the shareholders of Petrobras	13,435	28,264	(52)
0.43	(0.11)	491	0.49	Basic and diluted earnings per share [1]	1.03	2.17	(53)
273,754	242,900	13	262,546	Market capitalization (Parent Company)	273,754	262,546	4

25	24	1	32	Gross margin (%)	26	33	(7)
12	8	4	19	Operating margin (%) [2]	12	20	(8)
8	(2)	10	10	Net margin (%)	6	16	(10)
14,375	10,599	36	16,429	EBITDA – R$ million [3]	41,495	48,194	(14)

				Net income by business segment (in millions of Reais)
10,808	10,673	1	10,346	. Exploration & Production	33,925	30,269	12
(5,652)	(7,030)	20	(3,168)	. Refining, Transportation and Marketing	(17,281)	(5,543)	(212)
345	86	301	1,361	. Gas & Power	1,138	2,623	(57)
(44)	(113)	61	(68)	. Biofuel	(201)	(117)	(72)
413	472	(13)	299	. Distribution	1,249	905	38
902	42	-	217	. International	1,934	1,658	17
(1,801)	(5,329)	66	(2,571)	. Corporate	(7,470)	(443)

21,135	20,653	2	18,827	Capital expenditures and investments (in millions of Reais)	59,808	50,831	18
109.61	108.19	1	113.46	Brent crude (US$/bbl)	112.09	111.93
2.03	1.96	4	1.64	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.92	1.63	18
2.03	2.02	-	1.85	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.03	1.85	10
7.79	8.87	(1)	12.20	Selic interest rate - average (%)	8.98	11.79	(3)

				Average price indicators
190.96	180.83	6	166.78	Domestic basic oil product prices (R$/bbl)	183.05	165.96	10
				Sales price - Brazil
101.80	104.29	(2)	102.86	. Crude oil (U.S. dollars/bbl) [4]	106.00	101.95	4
47.73	47.77	-	54.62	. Natural gas (U.S. dollars/bbl) [5]	49.11	52.74	(7)
				Sales price - International
90.42	93.48	(3)	88.71	. Crude oil (U.S. dollars/bbl)	94.71	88.96	6
17.45	20.34	(14)	15.92	. Natural gas (U.S. dollars/bbl)	19.33	15.87	22

The information of the period of Jan-Sep/2011 were adjusted by the adoption of the accounting practice under CPC 19 (R1), which allows the use of the equity method for evaluating and reporting investments in jointly controlled entities, from the fourth quarter of 2011 on. Despite the CPC 19 (R1) adoption has generated changes in assets, liabilities, revenues and expenses accounts and also in financial indicators, there was no effect on net income and on shareholders’ equity attributable to the shareholders of Petrobras.

______________________

      1  Basic and diluted earnings per share calculated based on the weighted average number of shares.

      2 Calculated based on net income before financial results and income taxes.

      3 Income before income taxes; financial income (expenses), net; equity in results of non-consolidated companies; and depreciation, depletion and amortization.

     4 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

     5 As of September 2011, we have reviewed natural gas realization prices previous values.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

3Q-2012 x 2Q-2012 Results:

Gross Profit

13% higher (R$2,071  million) compared to the 2Q-2012, mainly due to:

➢ 8% increase in sales revenues (R$5,746 million), reflecting the upward adjustments in the domestic prices of gasoline and diesel in June and July 2012 and the increase of domestic demand (4%).

➢ 7% increase in cost of sales (R$3,675 million), due to the increase of the domestic sales volume, to higher import costs, primarily diesel and gasoline, as well as to higher operational costs with interventions and maintenances in crude oil wells.

Net income before financial results and income taxes

63% increase (R$3,318 million) compared to the 2Q-2012, due to the higher gross profit and to lower write-offs of dry or sub-commercial wells (R$1,893 million), partially offset by the recognition of personnel expenses arising from the 2012 Collective Bargaining Agreement (R$875 million).

Financial Income (Expenses), Net

Net financial expense of R$569 million, 91% lower compared to the 2Q-2012 (R$6,407 million), due to the lower effect of the appreciation of the U.S. dollar (0.5%) on our debt in the 3Q-2012.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$5,567 million reflecting the flat exchange rate that did not impact significantly our financial expenses, as well as the lower write-offs of dry or sub-commercial wells and the upward adjustment in the prices of gasoline and diesel.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

Jan-Sep/2012 x Jan-Sep/2011 Results:

Gross Profit

 9% lower (R$5,586 million) compared to Jan-Sep/2011, mainly due to:

➢ 16% increase in sales revenues (R$29,055 million), reflecting:

•    Higher export prices and domestic prices for oil products that were adjusted to reflect exchange variation effects (18%);

•    Increase of domestic demand (7%), mainly gasoline (19% increase in sales volume), reflecting its higher competitive advantage relative to ethanol, diesel (6%) and jet fuel (6%), partially offset by lower export volumes due to the higher feedstock processed and to the decreased crude oil production;

•    Upward adjustment in the prices of gasoline and diesel for the domestic market in November 2011, June 2012 and July 2012.

➢ 29% increase in the cost of sales (R$34,641 million), due to:

•    The 7% increase in the domestic oil products sales volume, the greater part of which was met by imports;

•    The impact of exchange depreciation effects on imports of crude oil and oil products, as well as on production taxes;

•    Higher depreciation, depletion and amortization costs due to the operational start-up of new plants.

Net income before financial results and income taxes

Net income before financial results and income taxes reached R$25,653 million, a 29% decrease compared to Jan-Sep/2011 (R$36,353 million), due to the lower gross profit and to the 22% increase in operating expenses, mainly as a result of:

•    An increase in selling expenses (R$683 million), due to increased freight expenses as a result of higher sales volumes and also by higher personnel expenses arising from the 2011 and 2012 Collective Bargaining Agreements;

•    An increase in administrative and general expenses (R$997 million), reflecting higher personnel expenses arising from the 2011 and 2012 Collective Bargaining Agreements, larger workforce and increased third-party technical services;

•    Higher exploration costs (R$2,793 million), reflecting higher write-offs of dry or sub-commercial wells occurred in the 2Q- 2012;

•    Higher other operating expenses (R$825 million), due to losses from legal and administrative proceedings provided for as well as allowances for marking inventories to market value.

Financial Income (Expenses), Net

Net financial expense of R$6,511 million (R$ 278 million in Jan-Sep/2011), reflecting exchange and monetary losses on higher net debt.

Consolidated net income/(loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$13,435 million, a 52% decrease compared to Jan-Sep/2011 (R$28,264 million), reflecting higher financial expenses and lower net income before financial results and income taxes.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business departments are considered and valued by internal transfer prices defined between the departments using calculation methodologies based on market parameters.

EXPLORATION & PRODUCTION
(R$ million)

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Net Income	2012	2011	2012 X 2011 (%)

10,808	10,673	1	10,346		33,925	30,269	12

(3Q-2012 x 2Q-2012): Net income remained flat due to the lower write-offs of dry or sub-commercial wells, offset by lower crude oil and NGL production and by higher costs with well maintenance and interventions.

The spread between the average domestic oil sale/transfer price and the average Brent price increased from U.S.$3.90/bbl in the 2Q-2012 to U.S.$7.81/bbl in the 3Q-2012.

(Jan-Sep/2012 X Jan-Sep/2011): Increased net income primarily due to higher domestic oil sales/transfer prices, reflecting the exchange depreciation, partially offset by increased production taxes and higher write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012 at higher costs, especially in areas of new exploratory frontiers.

The spread between the average domestic oil sale/transfer price and the average Brent price diminished from U.S.$9.98/bbl in 2011 to U.S.$6.09/bbl in 2012.

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Exploration & Production - Brazil (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

1,904	1,970	(3)	1,978	Crude oil and NGLs	1,980	2,013	(2)
377	362	4	356	Natural gas [6]	367	350	5
2,281	2,332	(2)	2,334	Total	2,347	2,363	(1)

(3Q-2012 x 2Q-2012): Crude oil and NGL production decreased 3% (-66 mbbl/d) due to maintenance stoppages in platforms (-25 mbbl/d) and to the natural decline of production (-57 mbbl/d), offset mainly by increased production in the Lula field (+9 kbpd), by the production start-up of the Baleia Azul field (+6 kbpd) and by lower operational losses (+17 mbbl/d).

(Jan-Sep/2012 X Jan-Sep/2011): Total production decreased 1% in the period mainly due to operational stoppages, partially offset by higher production in the Uruguá and Lula fields and by the production start-up of the Tambaú and Baleia Azul field.

___________

(*)  Not revised.

6  Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Lifting Cost - Brazil (*)	2012	2011	2012 X 2011 (%)

				U.S.$/barrel:
15.42	13.40	15	13.37	Excluding production taxes	13.91	12.63	10
34.18	32.16	6	31.25	Including production taxes	34.03	32.25	6

				R$/barrel:
31.15	26.63	17	22.31	Excluding production taxes	26.74	20.75	29
69.83	65.11	7	54.11	Including production taxes	65.47	53.31	23

Lifting Cost - Excluding production taxes – U.S.$/barrel

(3Q-2012 x 2Q-2012): Our lifting cost in Brazil, excluding production taxes, in U.S.$/barrel, increased by 15%. Excluding the impact of exchange variation it increased by 17% due to the higher number of well maintenances and interventions in the Marlim and Albacora fields and to the higher personnel expenses due to the salary increases arising from the 2012 Collective Bargaining Agreement. Excluding exchange variation, our lifting cost would have been 11% higher compared to the 2Q-2012, whether the non-recurring effect of the 2012 Collective Bargaining Agreement compensation was not considered.

(Jan-Sep/2012 X Jan-Sep/2011): Our lifting cost in Brazil, excluding production taxes, in U.S.$/barrel, increased by 10%. Apart from the impact of exchange variation effects, our unit lifting cost in Brazil, excluding production taxes, increased by 22% due to operational costs generated by higher well maintenances and interventions in the Marlim, Albacora, Albacora Leste fields, partly related to the Operational Efficiency Increase Program (Programa de Aumento da Eficiência Operacional – PROEF), as well as the Marlim Leste, Marlim Sul and Roncador fields, besides the higher personnel expenses arising from the 2011 and 2012 Collective Bargaining Agreements.

Lifting Cost - Including production taxes – U.S.$/barrel

(3Q-2012 x 2Q-2012): Our lifting cost in Brazil, including production taxes, in U.S.$/barrel, increased by 6%. Excluding the impact of exchange variation effects, our lifting cost in Brazil including production taxes increased by 7% due to the changes at the lifting cost excluding production taxes mentioned above.

(Jan-Sep/2012 X Jan-Sep/2011): Our lifting cost in Brazil, in U.S.$/barrel, including production taxes, increased by 6%. Excluding the impact of exchange variation effects, it increased by 11%, due to the changes at the lifting cost excluding production taxes mentioned above.

__________________________

(*)  Not revised.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

				(R$ million)	Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Net Income	2012	2011	2012 X 2011 (%)

(5,652)	(7,030)	20	(3,168)		(17,281)	(5,543)	(212)

(3Q-2012 x 2Q-2012): The decrease of net loss was due to the upward adjustment of diesel and gasoline prices in the domestic market.

(Jan-Sep/2012 X Jan-Sep/2011): The net loss was attributable to higher oil acquisition/transfer costs and increased costs with imports of oil products, reflecting the exchange depreciation and the greater share of imports of oil products in the sales mix. These effects were partially offset by higher oil products sales prices for the domestic market and for exports and by the 6% increase in oil products production.

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Imports and Exports of Crude Oil and Oil Products (mbbl/d)(*)	2012	2011	2012 X 2011 (%)

385	341	13	316	Crude oil imports	361	356	1
437	383	14	499	Oil product imports	409	384	7
822	724	14	815	Imports of crude oil and oil products	770	740	4
375	351	7	458	Crude oil exports [7]	408	450	(9)
176	203	(13)	184	Oil product exports	198	208	(5)
551	554	(1)	642	Exports of crude oil and oil products [8]	606	658	(8)
(271)	(170)	(59)	(173)	Exports (imports) net of crude oil and oil products	(164)	(82)	(100)
12	7	71	5	Other exports	8	2	300

(3Q-2012 x 2Q-2012): Increased imports of oil products, mainly gasoline, aiming at meeting the market increase, with slight reduction of the diesel imports motivated by increased production.

Higher crude oil imports, in order to match our oil products production profile with the domestic market demand.

Decreased oil product exports due to shipments that will occur in the next quarter and to meet the domestic demand. Despite the lower E&P production and the higher feedstock processed, crude oil exports increased due to an inventory reduction.

(Jan-Sep/2012 X Jan-Sep/2011): Lower crude oil production along with increased feedstock processed, reduced the availability for exports.

Higher crude oil imports, in order to match our oil products production profile with the domestic market demand and reduce imports of oil products, that notwithstanding, were still higher in 2012 compared to the same period of 2011, mainly gasoline and diesel due to the market increase.

________________________________________________

(*) Not revised.

7  Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

8   Starting from the second quarter of 2012, this number only includes volumes delivered to third parties. We have adjusted the 2011 numbers for comparison purposes.

FINANCIAL HIGHLIGHTS

0					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Refining Operations (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

2,026	2,008	1	1,886	Output of oil products	1,992	1,878	6
2,013	2,013		2,007	Installed capacity [9]	2,013	2,007
98	96	2	93	Utilization of nominal capacity (%)	96	92	4
1,974	1,927	2	1,866	Feedstock processed - Brazil	1,935	1,852	4
82	82		82	Domestic crude oil as % of total feedstock processed	82	82

(3Q-2012 x 2Q-2012): The daily feedstock processed increased, despite the higher scheduled stoppages at distillation units in the period, due to the improvement on operational performance, mainly in REPLAN.

(Jan-Sep/2012 X Jan-Sep/2011): The daily feedstock processed increased due to the higher utilization of distillation units driven by lower maintenance scheduled stoppages compared to the same period in 2011.

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Refining Cost - Brazil (*)	2012	2011	2012 X 2011 (%)

4.62	3.91	18	5.15	Refining cost (U.S.$/barrel)	4.25	5.06	(16)

9.31	7.68	21	8.56	Refining cost (R$/barrel)	8.17	8.31	(2)

(3Q-2012 x 2Q-2012): Our refining cost in U.S.$/barrel increased by 18%. In R$/barrel our refining cost increased by 21% mainly as a result of higher personnel expenses due to the salary increases arising from the 2012 Collective Bargaining Agreement and to the higher scheduled stoppages expenses. In R$/barrel our lifting cost would have been 14% higher compared to the 2Q-2012, whether the non-recurring effect of the 2012 Collective Bargaining Agreement compensation was not considered.

(Jan-Sep/2012 X Jan-Sep/2011): Our refining cost in U.S.$/barrel decreased by 16% compared to the same period in 2011. In R$/barrel, our refining cost decreased by 2% due to lower expenses with scheduled stoppages, partially offset by increased personnel expenses due to the salary increases arising from the 2011 and 2012 Collective Bargaining Agreements.

(*)Not revised.

9 As registered by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis  (ANP).

FINANCIAL HIGHLIGHTS

				GAS & POWER
				(R$ million)	Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Net Income	2012	2011	2012 X 2011 (%)

345	86	301	1,361		1,138	2,623	(57)

(3Q-2012 x 2Q-2012): The increase in the net income was due to higher average realization prices of natural gas, driven by the increased participation of the industrial segment in the sales mix and also to lower volumes and costs with imports of natural gas as a result of lower dispatch of thermal plants.

(Jan-Sep/2012 X Jan-Sep/2011): The decrease in the net income was mainly due to the lower margins of natural gas sales as a result of exchange variation effects on imports costs and the higher participation of LNG in the sales mix to meet the growing thermoelectric demand, besides the positive effect of tax credits (R$633 million, post-tax) in 2011.

These effects were partially offset by higher electricity generation revenues and increased sales volumes in the electricity free-market.

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Physical and Financial Indicators (*)	2012	2011	2012 X 2011 (%)
2,496	2,092	19	1,803	Sales of electricity (contracts) - average MW	2,303	1,927	20
1,977	2,636	(25)	690	Generation of electricity - average MW	1,826	696	162
131	161	(19)	20	Differences settlement price - R$/MWh [10]	112	25	348
54	79	(32)	17	Imports of LNG (mbbl/d)	49	13	277
155	170	(9)	181	Imports of Gas (mbbl/d)	165	170	(3)

(3Q-2012 x 2Q-2012): The increase in electricity sales (19%) was due to the higher demand.

The 25% decrease in the electricity generation and the 19% reduction in the differences settlement price (price of power in the spot market) were due to the lower dispatch of thermal plants by the National Electricity System Operator (Operador Nacional do Sistema Elétrico - ONS) motivated by increased rainfall levels, above the historical average for July.

The 32% decrease in imports of LNG and 9% decrease in Bolivian gas imports were due to lower thermoelectric demand for electricity generation.

(Jan-Sep/2012 X Jan-Sep/2011): The increase in electricity sales (20%) was due to an increase in available proved capacity.

The 162% increase in electricity generation and the 348% increase in the differences settlement price (price of electricity in the spot market) was due to lower rainfall levels in the period.

The 277% increase in LNG imports aimed at meeting the thermoelectric demand.

_____________________

 (*)  Not revised.

10 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

				(R$ million)	Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Net Income	2012	2011	2012 X 2011 (%)

(44)	(113)	61	(68)		(201)	(117)	(72)

(3Q-2012 x 2Q-2012): The decreased net loss was due to the 11% recovery of biofuel trade margins, reflecting the 18% increase in auction prices, decreased research and development expenses related to second-generation ethanol and improved results from investments in the ethanol sector.

(Jan-Sep/2012 X Jan-Sep/2011): Changes in auction rules in the last quarter of 2011 contributed to offset losses on biodiesel operations. However, these effects were more than offset by losses in invested companies and by an increase in research and development expenses related mainly to second generation ethanol.

				DISTRIBUTION
				(R$ million)	Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Net Income	2012	2011	2012 X 2011 (%)

413	472	(13)	299		1,249	905	38

(3Q-2012 x 2Q-2012): The gains obtained from a 7% increase on sales volumes were more than offset by higher selling expenses, mainly due to increased personnel expenses arising from the Collective Bargaining Agreement for 2012, causing a 13% decrease in net income.

(Jan-Sep/2012 X Jan-Sep/2011): Higher net income due to a 12% increase in gross margins, motivated by the volatility of ethanol prices in 2011 causing losses related to the sale of inventories previously purchased at higher costs, negatively impacting margins. The 3% increase in sales volume and improved operational efficiency also had positive impact.

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)
37.6%	37.6%	-	39.2%	Market Share (*)	37.9%	39.1%	(1)

(*) Not revised.

FINANCIAL HIGHLIGHTS

				INTERNATIONAL
				(R$ million)	Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Net Income	2012	2011	2012 X 2011 (%)

902	42	-	217		1,934	1,658	17

(3Q-2012 x 2Q-2012): The higher net income was due to the increased sales volume in the 3Q- 2012, and also to the allowance for marking inventories to market value (R$442 million) in the United States and Japan, along with the expenses arising from the Pasadena settlement (R$140 million) recognized in the 2Q-2012.

(Jan-Sep/2012 X Jan-Sep/2011): The increase in the net income was due to increased sales volumes in markets that practice international commodity prices, positively impacting the average realization prices, partially offset by the beginning of tax oil charges in Nigeria (R$687 million) throughout 2011, as well as allowance for marking inventories to market value (R$185 million) and expenses arising from the Pasadena settlement (R$140 million).

						Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Exploration & Production - International (mbbl/d) 11 (*)		2012	2011		2012 X 2011 (%)

					Consolidated international production
142	143	(1)	139	[12]	Crude oil and NGLs	142	137	[12]	4
94	97	(3)	100		Natural gas	96	96		-
236	240	(2)	239	[12]	Total	238	233	[12]	2
6	7	(14)	8		Non-consolidated international production	7	9		(22)
242	247	(2)	247	[12]	Total international production	245	242	[12]	1

(3Q-2012 x 2Q-2012): Crude oil and NGL production remained relatively flat in the third quarter.

Natural gas production in Bolivia decreased due to the lower demand from Brazil in July and August 2012. In addition, all U.S. fields had their production suspended for a week due to the effects of the Isaac hurricane.

(Jan-Sep/2012 X Jan-Sep/2011): Crude oil and NGL production increased due to the production start-up of the Cascade field in the United States (Feb/2012), as well as the restart of operations at the Coulomb field in October 2011, as determined by Shell, the operator of the field, and production start-up of a new production well in the Cottonwood field in the USA. These effects were partially offset by lower production in Colombia due to the termination of partnership agreements in Hobo, Caguan (December/2011) and Upia (February/2012).

Natural gas production remained flat.

(*) Not revised.

11  Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

12  Values for Nigeria were reviewed for previous periods.

FINANCIAL HIGHLIGHTS

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Lifting Cost - International (U.S.$/barrel) (*)	2012	2011		2012 X 2011 (%)

9.07	8.86	2	7.09	[13]	8.47	6.69	[13]	27

(3Q-2012 x 2Q-2012): Lifting cost remained relatively flat.

(Jan-Sep/2012 X Jan-Sep/2011): The lifting cost was higher in the U.S.A. due to production start-up costs in the Cascade field in February 2012, to contractual upward price adjustments of third-party services as well as increased well interventions and maintenances in mature Argentine fields.

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Refining Operations - International (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

170	186	(9)	172	Feedstock processed	183	184	(1)
183	199	(8)	187	Output of oil products	197	197
231	231		231	Installed capacity	231	231
69	71	(2)	74	Utilization of nominal capacity (%)	72	68	4

(3Q-2012 x 2Q-2012): Lower feedstock processed, output of oil products and nominal capacity utilization, due to the stoppage of the distillation unit in the U.S. Pasadena Refinery driven by operational problems in a vacuum tower, partially offset by the increase in Japan as a result of the scheduled stoppage in April 2012.

(Jan-Sep/2012 X Jan-Sep/2011): Decrease in the feedstock processed due to the disposal of the San Lorenzo Refinery in Argentina in May 2011, partially offset by the higher feedstock processed in Japan to meet the higher local demand after the March 2011 earthquake and by the increase in output in the United States due to scheduled stoppages in the fluid catalytic cracking unit (FCC) between March and May 2011.

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Refining Cost - International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

4.28	3.84	11	4.34		3.78	4.96	(24)

(3Q-2012 x 2Q-2012): Higher refining cost due to the lower feedstock processed, along with the higher maintenance expenses in a vacuum tower of the distillation unit in the U.S. Pasadena Refinery.	(Jan-Sep/2012 X Jan-Sep/2011):Lower refining cost due to lower maintenance and scheduled stoppages expenses in the Pasadena Refinery in the United States.

(*) Not revised.

13 Changes occurred due to revisions in Nigeria.

FINANCIAL HIGHLIGHTS

Sales Volumes (mbbl/d) (*)
					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)
984	914	8	946	Diesel	921	871	6
569	557	2	488	Gasoline	557	469	19
78	77	1	80	Fuel oil	77	82	(6)
169	162	4	160	Naphtha	168	162	4
232	228	2	235	LPG	224	223
106	107	(1)	104	Jet fuel	106	100	6
212	192	10	195	Other	199	191	4
2,350	2,237	5	2,208	Total oil products	2,252	2,098	7
85	75	13	91	Ethanol and other products	80	86	(7)
341	355	(4)	328	Natural gas	340	305	11
2,776	2,667	4	2,627	Total domestic market	2,672	2,489	7
563	562		649	Exports	614	661	(7)
548	518	6	566	International sales	512	541	(5)
1,111	1,080	3	1,215	Total international market	1,126	1,202	(6)
3,887	3,747	4	3,842	Total	3,798	3,691	3

Our domestic sales volumes were 7% higher compared to Jan-Sep/2011, primarily due to the following oil products:

•         Diesel (6% increase) – mainly due to growth in the retail sector, along with the higher thermoelectric consumption in the northern region of Brazil;

•         Gasoline (19% increase) – mainly due to a significant increase in the automotive flex-fuel fleet, the competitive gasoline prices compared to ethanol prices in most Brazilian federal states and the reduction of the hydrated ethanol content on Type C gasoline (from 25% to 20%) beginning in October 2011;

•         Fuel oil (6% decrease) – due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector;

•         Jet fuel (6% increase) -  due to demand growth in the aviation sector;

•         Natural gas (11% increase) –due to higher thermoelectric demand resulting from lower water reservoir levels at  hydroelectric power plants.

(*) Not revised.

APPENDIX

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents

At September 30, 2012, we had cash and cash equivalents of R$30,187 million compared to R$35,747 million at December 31, 2011.

Net cash provided by operating activities in Jan-Sep/2012 (R$42,468 million) remained flat compared to the same period in 2011 (R$42,034 million), as part of the negative effects on the 2012 results, such as exchange and monetary variation on debt, write-offs of dry wells and depreciation did not affect the cash and cash equivalents of the Company in the period. In addition, the lower variation on equity items, accounts receivables and inventories contributed to the maintenance of cash provided by operating activities.

Net cash used in investing activities increased from R$41,397 million in 2011 to R$53,818 million in the same period in 2012, the greater part of which invested in Exploration & Production (R$30,066 million) and Refining, Transportation and Marketing (R$18,279 million) activities.

Cash provided by the issuance of debt (R$35,862 million) along with operating activities (R$42,468 million) sourced part of our capital expenditures needs, repayment of debts and payment of dividends, hence R$ 5,560 million from our cash and cash equivalents were used.

Our adjusted cash and cash equivalents14 reached R$52,620 million at September 30, 2012, which includes government securities with maturity of more than 90 days of R$22,433 million, 34% higher compared to R$16,785 million at December 31, 2011.

	R$ million

	09.30.2012	12.31.2011
Cash and cash equivalents	30,187	35,747
Government securities	22,433	16,785
Adjusted cash and cash equivalents [14]	52,620	52,532

_____________________________

14 Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. At September 30, 2012 our adjusted cash and cash equivalents comprised long-term National Treasury Notes in the amount of R$6,057 million, previously pledged as security for the Terms of Financial Commitment with Petros, which were replaced by a crude oil and/or oil products deposit from the inventory of the Company in July, 2012.

APPENDIX

Capital expenditures and investments

R$ million
	Jan-Sep
	2012	%	2011	%	Δ%

Exploration & Production	30,973	52	24,334	48	27
Refining, Transportation and Marketing	20,401	34	18,872	37	8
Gas & Power	2,809	5	2,926	6	(4)
International	3,575	6	2,861	6	25
Exploration & Production	3,311	93	2,526	88	31
Refining, Transportation and Marketing	182	5	237	8	(23)
Gas & Power	6	-	48	2	(88)
Distribution	69	2	36	1	92
Other	7	-	14	-	(50)
Distribution	877	1	722	1	21
Biofuel	40	-	303	-	(87)
Corporate	1,133	2	813	2	39
Total capital expenditures and investments	59,808	100	50,831	100	18

In line with its strategic objectives, Petrobras operates through joint ventures with other companies, both in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

Currently the Company is a member of 88 consortiums in Brazil, of which it operates 65. Petrobras is a member of 148 partnerships abroad, of which it operates 89.

In Jan-Sep/2012 we invested an amount of R$59,808 million, primarily aiming at increasing production, modernizing and expanding our refineries, as well as integrating and expanding our transportation network through pipelines and distribution systems.

APPENDIX

Consolidated debt

	R$ million

	09.30.2012	12.31.2011	Δ%
Current debt [15]	15,341	18,966	(19)
Long-term debt [16]	171,215	136,588	25
Total	186,556	155,554	20
Cash and cash equivalents	30,187	35,747	(16)
Government securities (maturity of more than 90 days)	22,433	16,785	34
Adjusted cash and cash equivalents	52,620	52,532	-
Net debt [17]	133,936	103,022	30
Net debt/(net debt+shareholders' equity)	28%	24%	4
Total net liabilities [18]	594,063	546,618	9
Capital structure
(Net third parties capital / total net liabilities)	42%	39%	3
Net debt/EBITDA ratio	2.42	1.66	46

	US$ million

	09.30.2012	12.31.2011	Δ%
Current debt	7,555	10,111	(25)
Long-term debt	84,317	72,816	16
Total	91,872	82,927	11
Net debt	65,959	54,922	20

The net debt of the Consolidated Petrobras Group in Reais increased by 30% over December 31, 2011, due to the raising of long-term funding and to an impact of a 8.3% depreciation of the Real relative to the U.S. dollar.

------------------------------------------------------------------------

15 Includes Capital lease obligations (R$43million on September 30, 2012 and R$82 million on December 31, 2011).

16 Includes Capital lease obligations (R$187 million on September 30, 2012 and R$183 million on December 31, 2011).

17 Our  net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

18 Total liabilities net of cash and cash equivalents/financial investments.

)

APPENDIX

FINANCIAL STATEMENTS

Income Statement – Consolidated

R$ million
				Jan-Sep
3Q-2012	2Q-2012	3Q-2011		2012	2011

73,793	68,047	63,554	Sales revenues	207,974	178,919
(55,707)	(52,032)	(43,486)	Cost of sales	(153,629)	(118,988)
18,086	16,015	20,068	Gross profit	54,345	59,931
			Income (expenses)
(2,532)	(2,349)	(2,315)	Selling expenses	(7,234)	(6,551)
(2,541)	(2,496)	(2,184)	Administrative and general expenses	(7,237)	(6,240)
(1,292)	(3,416)	(785)	Exploration costs	(5,719)	(2,926)
(586)	(431)	(671)	Research and development expenses	(1,535)	(1,690)
(171)	(170)	(164)	Taxes	(489)	(518)
(2,364)	(1,871)	(1,796)	Other operating income and expenses, net	(6,478)	(5,653)
(9,486)	(10,733)	(7,915)		(28,692)	(23,578)
8,600	5,282	12,153	Net income before financial results and income taxes	25,653	36,353
981	1,638	1,831	Financial income	3,815	5,396
(1,095)	(872)	(502)	Financial expense	(2,832)	(1,469)
(455)	(7,173)	(6,556)	Monetary and exchange variation	(7,494)	(4,205)
(569)	(6,407)	(5,227)	Financial income (expenses), net	(6,511)	(278)

192	(426)	(397)	Equity in earnings of investments	(98)	291
8,223	(1,551)	6,529	Income before income taxes	19,044	36,366
(2,588)	(320)	(1,249)	Income tax and social contribution	(5,852)	(8,484)
5,635	(1,871)	5,280	Net income	13,192	27,882
			Net income attributable to:
5,567	(1,346)	6,336	Shareholders of Petrobras	13,435	28,264
68	(525)	(1,056)	Non-controlling interests	(243)	(382)
5,635	(1,871)	5,280		13,192	27,882

APPENDIX

Balance Sheet Data – Consolidated

ASSETS	R$ million

	09.30.2012	12.31.2011

Current assets	125,807	118,369
Cash and cash equivalents	30,187	35,747
Marketable securities	22,674	16,808
Accounts receivable, net	23,506	22,053
Inventories	30,356	28,447
Recoverable taxes	12,615	10,051
Other current assets	6,469	5,263
Non-current assets	520,876	480,781
Long-term receivables	37,764	43,982
Accounts receivable, net	6,386	6,103
Marketable securities	638	5,747
Restricted deposits for legal proceedings and guarantees	3,207	2,955
Deferred tax assets	17,741	20,051
Advances to suppliers	6,206	5,892
Other long-term receivables	3,586	3,234
Investments	12,151	12,248
Property, plant and equipment, net	388,647	342,267
Intangible assets	82,314	82,284
Total assets	646,683	599,150

LIABILITIES	R$ million

	09.30.2012	12.31.2011
Current liabilities	64,249	68,212
Current debt	15,341	18,966
Trade accounts payable	26,339	22,252
Taxes and contributions	10,521	10,969
Dividends payable	-	3,878
Payroll and related charges	4,060	3,182
Employee's post-retirement benefits obligation - pension and health care	1,497	1,427
Other current liabilities	6,491	7,538
Non-current liabilities	237,786	198,714
Long-term debt	171,215	136,588
Deferred income tax and social contribution	36,314	33,268
Employee's post-retirement benefits obligation - pension and health care	18,546	16,653
Provision for decommissioning cost	8,759	8,839
Legal proceedings provisions	1,570	1,361
Other non-current liabilities	1,382	2,005
Shareholders' equity	344,648	332,224
Paid in capital	205,392	205,380
Reserves/Net income for the period	137,065	124,459
Non-controlling interests	2,191	2,385
Total liabilities and shareholders' equity	646,683	599,150

APPENDIX

Statement of Cash Flows Data – Consolidated

R$ million
	0			Jan-Sep
3Q-2012	2Q-2012	3Q-2011		2012	2011

5,567	(1,346)	6,336	Net income attributable to the shareholders of Petrobras	13,435	28,264
10,800	12,360	8,944	(+) Adjustments for:	29,033	13,770
5,775	5,317	4,276	Depreciation, depletion and amortization	15,841	11,836
1,329	7,146	8,461	Exchange variation, monetary and financial charges	7,972	6,215
68	(525)	(1,056)	Noncontrolling interest	(243)	(382)
(192)	426	397	Equity in earnings of investments	98	(291)
(37)	89	90	Losses (gains) on disposal of non-current assets	130	571
1,786	(537)	(914)	Deferred income and social contribution taxes, net	3,580	3,209
844	2,737	270	Dry hole costs	4,126	1,516
170	769	385	Impairment	1,082	754
(1,315)	(1,093)	(1,080)	Inventories	(3,660)	(7,541)
(425)	(682)	(1,245)	Accounts receivable	(1,270)	(3,364)
3,026	1,190	1,480	Trade accounts payable	3,736	3,542
824	539	438	Employee's post-retirement benefits obligation - Pension and Health Care	2,095	1,247
(1,422)	(1,826)	(1,321)	Taxes and contributions payable	(2,630)	(1,754)
369	(1,190)	(1,237)	Other assets and liabilities	(1,824)	(1,788)
16,367	11,014	15,280	(=) Net cash provided by operating activities	42,468	42,034
(16,324)	(20,175)	(13,214)	(-) Net cash used in investing activities	(53,818)	(41,397)
(19,778)	(19,521)	(17,580)	Investments in operating segments	(55,877)	(47,920)
3,454	(654)	4,366	Investments in marketable securities	2,059	6,523
43	(9,161)	2,066	(=) Net cash flow	(11,350)	637
3,784	(5,449)	(4,221)	(-) Net cash provided (used) in financing activities	4,775	2,389
13,721	7,627	6,142	Proceeds from borrowings	35,862	28,068
(6,889)	(7,204)	(5,032)	Repayment of principal	(17,682)	(11,473)
(3,045)	(1,925)	(2,951)	Repayment of interest	(7,312)	(5,973)
(14)	(4,010)	(2,393)	Dividends paid	(6,186)	(8,265)
11	63	13	Acquisition of noncontrolling interest	93	32
42	1,024	991	(+) Effect of exchange variation on cash and cash equivalents	1,015	266
3,869	(13,586)	(1,164)	(=) Net increase (decrease) in cash and cash equivalents in the period	(5,560)	3,292
26,318	39,904	33,872	Cash and cash equivalents at beginning of period	35,747	29,416
30,187	26,318	32,708	Cash and cash equivalents at the end of period	30,187	32,708

See the analysis of cash flow on page 15 – Liquidity and Capital Resources.

APPENDIX

SEGMENT INFORMATION

Consolidated Income Statement by Segment

	Jan-Sep/2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	107,628	170,015	16,022	632	57,182	26,147		(169,652)	207,974
Intersegments	106,407	53,886	2,333	469	1,084	5,473		(169,652)
Third parties	1,221	116,129	13,689	163	56,098	20,674			207,974
Cost of sales	(47,980)	(189,125)	(12,932)	(668)	(52,114)	(20,413)		169,603	(153,629)
Gross profit	59,648	(19,110)	3,090	(36)	5,068	5,734		(49)	54,345
Income (expenses)	(8,250)	(6,610)	(1,616)	(167)	(3,178)	(2,019)	(7,115)	263	(28,692)
Selling, administrative and general expenses	(742)	(4,643)	(1,363)	(94)	(3,125)	(1,293)	(3,474)	263	(14,471)
Exploration costs	(5,320)					(399)			(5,719)
Research and development expenses	(720)	(300)	(38)	(53)	(3)	(1)	(420)		(1,535)
Taxes	(79)	(94)	(61)	(2)	(20)	(130)	(103)		(489)
Other operating income and expenses, net	(1,389)	(1,573)	(154)	(18)	(30)	(196)	(3,118)		(6,478)
Net income (loss) before financial results and income taxes	51,398	(25,720)	1,474	(203)	1,890	3,715	(7,115)	214	25,653
Financial income (expenses), net							(6,511)		(6,511)
Equity in earnings of investments	(4)	(306)	226	(67)	2	49	2		(98)
Income before income taxes	51,394	(26,026)	1,700	(270)	1,892	3,764	(13,624)	214	19,044
Income tax and social contribution	(17,475)	8,745	(501)	69	(643)	(1,701)	5,727	(73)	(5,852)
Net income	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192
Net income attributable to:
Shareholders of Petrobras	33,925	(17,281)	1,138	(201)	1,249	1,934	(7,470)	141	13,435
Non-controlling interests	(6)		61			129	(427)		(243)
	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192

	Jan-Sep/2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	89,919	146,413	11,965	370	54,210	20,383		(144,341)	178,919
Intersegments	89,287	47,585	1,606	323	929	4,611		(144,341)
Third parties	632	98,828	10,359	47	53,281	15,772			178,919
Cost of sales	(39,022)	(149,694)	(6,557)	(423)	(49,800)	(15,963)		142,471	(118,988)
Gross profit	50,897	(3,281)	5,408	(53)	4,410	4,420		(1,870)	59,931
Income (expenses)	(5,058)	(5,018)	(1,895)	(135)	(3,047)	(2,555)	(6,090)	220	(23,578)
Selling, administrative and general expenses	(588)	(3,903)	(1,316)	(79)	(2,939)	(1,136)	(2,979)	149	(12,791)
Exploration costs	(2,524)					(402)			(2,926)
Research and development expenses	(932)	(277)	(95)	(15)	(7)		(364)		(1,690)
Taxes	(54)	(58)	(89)	(1)	(34)	(117)	(165)		(518)
Other operating income and expenses, net	(960)	(780)	(395)	(40)	(67)	(900)	(2,582)	71	(5,653)
Net income (loss) before financial results and income taxes	45,839	(8,299)	3,513	(188)	1,363	1,865	(6,090)	(1,650)	36,353
Financial income (expenses), net							(278)		(278)
Equity in earnings of investments	-	(79)	317	7	6	37	3		291
Income before income taxes	45,839	(8,378)	3,830	(181)	1,369	1,902	(6,365)	(1,650)	36,366
Income tax and social contribution	(15,586)	2,821	(1,194)	64	(464)	(216)	5,529	562	(8,484)
Net income	30,253	(5,557)	2,636	(117)	905	1,686	(836)	(1,088)	27,882
Net income attributable to:
Shareholders of Petrobras	30,269	(5,543)	2,623	(117)	905	1,658	(443)	(1,088)	28,264
Non-controlling interests	(16)	(14)	13			28	(393)		(382)
	30,253	(5,557)	2,636	(117)	905	1,686	(836)	(1,088)	27,882

APPENDIX

Consolidated EBITDA Statement by Segment

	Jan-Sep/2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Income (loss) before financial results and income taxes	51,398	(25,720)	1,474	(203)	1,890	3,715	(7,115)	214	25,653
Depreciation, depletion and amortization	9,297	2,907	1,337	30	289	1,475	506		15,841
Impairment			1						1
EBITDA	60,695	(22,813)	2,812	(173)	2,179	5,190	(6,609)	214	41,495

Consolidated EBITDA Statement by Segment

	Jan-Sep/2011 R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Income (loss) before financial results and income taxes	45,839	(8,299)	3,513	(188)	1,363	1,865	(6,090)	(1,650)	36,353
Depreciation, depletion and amortization	7,200	1,774	1,049	30	269	1,124	390		11,836
Impairment			1			4			5
EBITDA	53,039	(6,525)	4,563	(158)	1,632	2,993	(5,700)	(1,650)	48,194

APPENDIX

Other Operating Income (Expenses) by Segment

	Jan-Sep/2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Pension and healthcare plans							(1,521)		(1,521)
Unscheduled stoppages and pre-operating expenses	(828)	(146)	(138)			(44)	(22)		(1,178)
Allowance for marking inventory to market value	(19)	(388)		(13)		(661)			(1,081)
Institutional relations and cultural projects	(55)	(58)	(10)		(69)	(24)	(796)		(1,012)
Losses from legal and administrative proceedings	(115)	(394)	(55)		(47)	(161)	(213)		(985)
Expenses related with collective bargaining agreement	(350)	(203)	(31)		(47)	(12)	(232)		(875)
Expenses on security, environment and health	(39)	(144)	(5)			(59)	(170)		(417)
Operating expenses with thermoelectric power stations	-		(158)						(158)
Results from sales and write-off of assets	(19)	(70)	1		33	46	(4)		(13)
Impairment			(1)						(1)
Expenditures/reimbursements from operations in E&P partnerships	163								163
Government subsidies, incentives and donations	36	46	16			606			704
Other	(163)	(216)	227	(5)	100	113	(160)		(104)
	(1,389)	(1,573)	(154)	(18)	(30)	(196)	(3,118)	0	(6,478)

Other Operating Income (Expenses) by Segment

	Jan-Sep/2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Pension and healthcare plans							(1,169)		(1,169)
Unscheduled stoppages and pre-operating expenses	(587)	(58)	(74)			(251)			(970)
Allowance for marking inventory to market value	6	(149)		(24)		(477)			(644)
Institutional relations and cultural projects	(46)	(34)	(7)		(66)	(13)	(767)		(933)
Losses from legal and administrative proceedings	(81)	(45)	(8)		(55)	(26)	(177)		(392)
Expenses related with collective bargaining agreement	(216)	(101)	(23)			(18)	(238)		(596)
Expenses on security, environment and health	(59)	(94)	(6)			(78)	(216)		(453)
Operating expenses with thermoelectric power stations	-		(183)						(183)
Results from sales and write-off of assets	(46)	(15)	(48)			(92)	(61)		(262)
Impairment			(1)			(4)			(5)
Expenditures/reimbursements from operations in E&P partnerships	(128)								(128)
Government subsidies, incentives and donations	106	197	83						386
Gains from legal and arbitral proceedings	339						344		683
Other	(248)	(481)	(128)	(16)	54	59	(298)	71	(987)
	(960)	(780)	(395)	(40)	(67)	(900)	(2,582)	71	(5,653)

APPENDIX

Consolidated Assets by Segment

	Jan-Sep/2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	290,488	176,736	55,201	2,333	15,856	38,786	80,786	(13,503)	646,683

Current assets	12,413	40,949	6,035	240	8,349	8,176	62,375	(12,730)	125,807
Non-current assets	278,075	135,787	49,166	2,093	7,507	30,610	18,411	(773)	520,876
Long-term receivables	9,495	8,650	3,278	33	1,384	4,455	11,242	(773)	37,764
Investments	138	5,823	2,299	1,542	33	2,011	305		12,151
Property, plant and equipment, net	192,086	121,006	42,829	518	5,280	21,019	5,909		388,647
Intangible assets	76,356	308	760		810	3,125	955		82,314

Consolidated Assets by Segment

	Year ended December 31, 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	264,701	158,185	51,857	2,419	14,791	36,439	85,024	(14,266)	599,150

Current assets	10,537	41,203	4,707	239	7,956	8,272	59,091	(13,636)	118,369
Non-current assets	254,164	116,982	47,150	2,180	6,835	28,167	25,933	(630)	480,781
Long-term receivables	7,766	7,910	3,050	32	1,243	5,465	19,146	(630)	43,982
Investments	23	6,306	2,160	1,612	84	1,873	190		12,248
Property, plant and equipment, net	169,833	102,473	41,208	536	4,709	17,842	5,666		342,267
Intangible assets	76,542	293	732		799	2,987	931		82,284

APPENDIX

Consolidated Income Statement for International Segment

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Income Statement - Jan-Sep/2012

Sales revenues	7,691	13,392	877	7,388		(3,201)	26,147
Intersegments	5,437	3,173	53	11		(3,201)	5,473
Third parties	2,254	10,219	824	7,377			20,674

Net income (loss) before financial results and income taxes	4,059	(244)	203	103	(432)	26	3,715

Net income (loss) attributable to the shareholders of Petrobras	2,461	(234)	214	102	(635)	26	1,934

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Income Statement - Jan-Sep/2011

Sales revenues	5,761	10,602	642	6,078		(2,700)	20,383
Intersegments	4,542	2,709	33	40		(2,713)	4,611
Third parties	1,219	7,893	609	6,038		13	15,772

Net income (loss) before financial results and income taxes	2,253	(92)	137	83	(523)	7	1,865

Net income (loss) attributable to the shareholders of Petrobras	2,004	(88)	140	81	(486)	7	1,658

Consolidated Assets for International Segment

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets on September 30, 2012	29,727	6,472	1,594	2,224	3,154	(4,385)	38,786

Total assets on December 31, 2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

APPENDIX

1. Effect of the average cost on the cost of sales (R$ million)

Due to the period the products remain in inventory, an average of 60 days, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales of the period, fully impacting only the next period:

	2Q-2012	3Q-2012	(*)
Effect of the average cost on the cost of sales (R$ million)	484	859	375
( ) increase on the cost of sales

(*) Considering the changes on international prices at the moment of the inventory formation, slightly less significantly than the 2Q-2012, the cost of sales of the 3Q-2012 was positively influenced by the realization of inventories purchased previously at lower costs.

2. Reconciliation of EBITDA

R$ million

					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)

8,600	5,282	63	12,153	Income (loss) before financial results and income taxes	25,653	36,353	(29)
5,775	5,317	9	4,276	Depreciation, depletion and amortization	15,841	11,836	(34)
-	-	-	-	Impairment	1	5	(80)
14,375	10,599	36	16,429	EBITDA	41,495	48,194	(14)
19	16	3	26	EBITDA margin (%) [19]	20	27	(7)

______________________________

19 EBITDA margin equals EBITDA divided by sales revenues.

APPENDIX

TAXES AND PRODUCTION TAXES

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured through the generation of current taxes and social contributions, amounted to R$55,559 million.

R$ million
					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)
				Economic Contribution - Brazil
11,098	9,124	22	9,878	Domestic Value-Added Tax (ICMS)	29,476	26,878	10
13	955	(99)	2,188	CIDE [20]	2,005	6,227	(68)
4,356	4,070	7	4,014	PIS/COFINS	11,893	10,960	9
2,190	(161)	-	1,355	Income Tax and Social Contribution	4,418	8,490	(48)
887	723	23	(143)	Others	2,678	1,087	146
18,544	14,711	26	17,292	Subtotal - Brazil	50,470	53,642	(6)
1,621	2,023	(20)	1,048	Economic Contribution - International	5,089	3,166	61
20,165	16,734	21	18,340	Total	55,559	56,808	(2)

4. Production Taxes

R$ million
					Jan-Sep
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)
				Brazil
3,519	3,497	1	3,019	Royalties	10,645	9,027	18
3,761	3,856	(2)	3,109	Special participation charges	11,797	9,821	20
40	39	3	38	Rental of areas	117	94	24
7,320	7,392	(1)	6,166	Subtotal - Brazil	22,559	18,942	19
226	223	1	181	International	668	495	35
7,546	7,615	(1)	6,347	Total	23,227	19,437	19

Production taxes in Brazil decreased by 1% in the 3Q-2012 compared to the 2Q-2012, due to the lower production of larger fields that paid special participation charges in the period, partially offset by the 3% increase in the reference price for domestic oil, that reached an average of R$194.34/bbl (U.S.$95.82/bbl) in the 3Q-2012 compared to R$189.07/bbl (U.S.$96.33/bbl) in the 2Q-2012, impacted by the 4% depreciation of the Real relative to the U.S. dollar and by the 1% increase of international crude oil prices.

Production taxes in Brazil increased by 19% in 2012 compared to 2011, due to the 16% increase in the reference price for domestic oil, that reached an average of R$191.28/bbl (U.S.$99.65/bbl) in 2012 compared to R$164.29/bbl (U.S.$100.64/bbl) in 2011, primarily due to the 18% depreciation of the Real against the U.S. dollar and due to the increased progressive rates of special participation charges of the larger production fields in the period.

______________________________

20 CIDE - Contribution for Intervention in the Economic  Sector.

APPENDIX

5. Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, which main exposure is the Real relative to the U.S. dollar. The balances of assets and liabilities in foreign exchange of subsidiaries and controlled companies outside of Brazil are not included on the exposure below, when transacted in currency equivalent to their respective functional currencies. On     September 30, 2012, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real against the U.S. dollar generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

The net exchange exposure increased from R$55,575 million on December 31, 2011 to R$97,597 million on September 30, 2012, due to the exchange depreciation and to the funding operations.

ASSETS	R$ million

	09.30.2012	12.31.2011

Current assets	4,778	14,718
Cash and cash equivalents	1,740	6,284
Amounts invested abroad through subsidiaries
to be used in Brazil in commercial activities	1,284	6,677
Other current assets	1,754	1,757

Non-current assets	6,642	12,153
Amounts invested abroad through international
subsidiaries, in E&P equipment to be used in Brazil and in commercial activities	5,056	10,427
Other non-current assets	1,586	1,726

Total assets	11,420	26,871

LIABILITIES	R$ million

	09.30.2012	12.31.2011

Current liabilities	(20,752)	(19,853)
Current debt	(4,605)	(6,277)
Trade accounts payable	(5,855)	(5,882)
Amounts derived from abroad through	-	-
subsidiaries to be used in Brazil	(9,539)	(7,463)
Other current liabilities	(753)	(231)

Long-term liabilities	(53,707)	(36,885)
Long-term debt	(36,919)	(35,746)
Amounts derived from abroad through
subsidiaries to be used in Brazil	(16,466)	(882)
Other long-term liabilities	(322)	(257)

Total liabilities	(74,459)	(56,738)

(-) FINAME Loans - in Reais indexed to U.S. dollar	-	(12)
(-) BNDES Loans - in Reais indexed to U.S. dollar	(28,238)	(26,621)

Net assets (liabilities) in Reais	(91,277)	(56,500)
Net Derivatives (notional value contracted)	(6,320)	925

Net Exposure	(97,597)	(55,575)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.